Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

NetEase, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. NetEase, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

PROPOSED SPIN-OFF AND SEPARATE LISTING

OF CLOUD VILLAGE INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

SECOND POST HEARING INFORMATION PACK

The Board of NetEase, Inc. (the “Company”) is pleased to announce that it was informed by Cloud Village Inc. (“Cloud Village”) that in connection with the Proposed Spin-off, Cloud Village has submitted the second post hearing information pack (the “PHIP”) to the Hong Kong Stock Exchange for publication on the Hong Kong Stock Exchange’s website. The PHIP is now available for viewing and downloading from the Hong Kong Stock Exchange’s website at www.hkexnews.hk.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Cloud Village Shares, and the final decisions of the Company’s Board and of the board of directors of Cloud Village. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

INTRODUCTION

Reference is made to the announcement of the Company dated May 26, 2021 (the “Announcement”) in relation to the Proposed Spin-off. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

SECOND POST HEARING INFORMATION PACK

The Board is pleased to announce that it was informed by Cloud Village that in connection with the Proposed Spin-off, Cloud Village has submitted the PHIP to the Hong Kong Stock Exchange for publication on the Hong Kong Stock Exchange’s website. The PHIP is now available for viewing and downloading from the Hong Kong Stock Exchange’s website at www.hkexnews.hk.

The PHIP contains, among others, certain business and financial information relating to Cloud Village and its subsidiaries and consolidated affiliated entities. Shareholders should note that the PHIP is in draft form and the information contained in the PHIP is incomplete and is subject to change which can be material. Shareholders are advised to refer to the Hong Kong Stock Exchange’s website at www.hkexnews.hk from time to time for any updated PHIP that may be published by Cloud Village if and when appropriate. The Company does not have any obligation or liability whatsoever in relation to the PHIP or any updated PHIP.

GENERAL

Details in respect of the Proposed Spin-off, including the structure and the expected timetable, have not yet been finalised. Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Cloud Village Shares, and the final decisions of the Board and of the board of directors of Cloud Village. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hangzhou, China, November 16, 2021

As at the date of this announcement, the Board comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.

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